Delisting Determination,The Nasdaq Stock Market, LLC,
August 5, 2009, Power Medical Interventions, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Power Medical Interventions, Inc.
(the Company), effective at the opening of the trading session on August 17, 2009. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule
5450(b)(2)(A). The Company was notified of the Staffs determination on November 21, 2008. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel issed a decision dated March 23, 2009, transferring the Company to the Capital Market and granting the Company continued listing pursuant to an exception through May 20, 2009, by which time it was required to meet all Capital Market listing standards. On May 18, 2009, the Panel notified the Company that its shares would be suspended on May 22, 2009, due to the Company's failure to comply with Listing Rule 5550(b)(1).
Trading in the Companys securities was suspended on May 22, 2009. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing
Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on July 2, 2009.